DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04044576

October 4, 2004

Joseph J. Giunta
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, CA 90071-3144

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	10/4/2004

Re: Farmer Bros. Co.
Incoming letter dated August 25, 2004

Dear Mr. Giunta:

This is in response to your letters dated August 25, 2004 and September 29, 2004 concerning the shareholder proposal submitted to Farmer Bros. by Lime Fund LLC. We also have received letters on the proponent's behalf dated September 24, 2004 and September 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Gregory E. Bylinsky
Managing Director
Lime Capital Management LLC
377 Broadway, 11th Fl.
New York, NY 10013

1305458

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
300 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-3144

(213) 687-5000
FAX: (213) 687-5600
http://www.skadden.com

DIRECT DIAL
(213) 687-5040
DIRECT FAX
(213) 621-5040
E-MAIL ADDRESS
JGIUNTA@SKADDEN.COM

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HONG KONG
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August 25, 2004

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Farmer Bros. Co.
Stockholder Proposal of Lime Fund LLC
Securities Exchange Act of 1934 -- Rule 14a-8

Ladies and Gentlemen:

We are counsel to Farmer Bros. Co., a California corporation (the "Company"). The Company has received a stockholder proposal (the "Proposal") concerning governance of its Employee Stock Ownership Plan (the "ESOP") and a supporting statement (the "Supporting Statement") from Lime Fund LLC (the "Proponent") in connection with the Company's 2004 Annual Meeting of Stockholders (the "2004 Stockholders Meeting"). On behalf of the Company, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal and Supporting Statement from its proxy statement and form of proxy for the 2004 Stockholders Meeting (collectively, the "2004 Proxy Materials") on the bases set forth below, and we respectfully request that the Staff of the Division (the "Staff") concur in our view that the Proposal and Supporting Statement are excludable on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. As required by Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing them of the

Company's intention to omit the Proposal and Supporting Statement from the 2004 Proxy Materials. The Company intends to begin distribution of its definitive 2004 Proxy Materials in the third week of November, 2004, and therefore this letter is being submitted more than eighty (80) days prior to the date the Company will file its definitive 2004 Proxy Materials with the Commission.

The Proposal relates to amending the Company's bylaws (the "Bylaws") with respect to governance of the ESOP. The Proposal reads in its entirety as follows:

> "Resolved, that it is in the interests of shareholders to assure the integrity of employee pension plans, and that Article VII of the Bylaws is therefore amended to add the following:
>
> ESOP Governance. To assure the independent management of any Employee Stock Ownership Plan ("ESOP") established for the benefit of the Corporation's employees, the Board of Directors shall take such actions as permitted by applicable laws to provide for the ESOP's management by an independent trustee and a governing committee elected by the ESOP's employee participants, voting confidentially. No director of the Corporation may serve simultaneously as a trustee or member of the ESOP's governing committee, other than for a brief transition period approved by the Board of Directors, unless such simultaneous service is specifically required by law. The Board of Directors may not act, or permit the Corporation to act, to replace the ESOP trustee, amend the ESOP or otherwise change the ESOP's governance provisions without the consent of the ESOP governing committee elected by employees or a direct vote of the ESOP's employee participants. This section is not intended, however, to restrict actions by the Corporation to support the processes by which the ESOP's employee participants elect members of the ESOP's governing committee and determine the voting or disposition of stock held by the ESOP. This section may be amended only by the stockholders."

A copy of the Proposal and Supporting Statement is attached hereto as Exhibit 1.

We believe that the Proposal and Supporting Statement may properly be excluded from the Company's 2004 Proxy Materials pursuant to the following rules:

1. Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the conduct of the ordinary business operations of the Company.

2. Rule 14a-8(i)(1), because the Proposal is not a proper subject for stockholder action under the laws of the State of Delaware.

3. Rule 14a-8(i)(3), because the Proposal and Supporting Statement contain false and misleading statements in violation of Rule 14a-9.

I. BACKGROUND

The Company established the ESOP effective January 1, 2000. The ESOP provides that it is administered by a committee (the "Committee") whose members are appointed by the board of directors of the Company (the "Board"). The ESOP also provides for the appointment of a trustee by the Board (the "Trustee"). In December 2003, the Board caused the ESOP to be amended to provide (a) that the Committee would consist of not more than three members, at least two of whom are "independent directors" of the Company within the meaning of NASDAQ Proposed Rule 4350(c)(1), and all of whom shall be appointed by the Board, and (b) that unallocated shares of Company stock would be voted in the same proportion as allocated shares of Company stock, which is commonly referred to as "pass-through voting." Prior to December 2003, the Committee only included members of senior management of the Company. The Board adopted these amendments to the ESOP because it believed that the Committee, like the Board, should be controlled by independent directors to deal with any conflicts that may arise among the interests of management, the other employees who participate in the ESOP and stockholders. The Board also believed that "pass-through voting" was the best way for the employees to exercise their rights as current and future stockholders of the Company as a result of their beneficial ownership of shares held by the ESOP.

The Committee currently consists of two independent members of the Board and one senior member of management. Wells Fargo Bank, N.A. ("Wells Fargo") was appointed by the Board as of January 1, 2000 to act as Trustee and continues to act in such capacity.

The ESOP currently provides that the Committee shall be responsible for the general administration of the ESOP and shall have discretionary authority to construe and interpret the ESOP including, but not limited to, the determination of an individual's eligibility for participation in the ESOP, the right and amount of any benefit payable under the ESOP and the date such individual ceases to be a Member of the ESOP.

The ESOP provides that the funds of the ESOP shall be held by the Trustee pursuant to an Employee Benefit Trust Agreement, dated as of January 1, 2000, between the Company and Wells Fargo (the "Trust Agreement"). The Trust Agreement provides that the Committee may at any time on thirty (30) days notice remove Wells Fargo as Trustee.

The ESOP further provides that the Board reserves the right at any time to amend any or all of the provisions of the ESOP. The Board also has the power to terminate the ESOP or completely discontinue contributions under the ESOP for any reason at any time.

The ESOP currently holds 3,000,500 shares of the Company's common stock or approximately 18.66% of the outstanding shares.

II. DISCUSSION

A. The Proposal Deals with a Matter Relating to the Conduct of the Ordinary Business Operations of the Company in Violation of Rule 14a-8(i)(7).

The Proposal, if implemented, would require the Committee and the Trustee to be elected by the employee participants (the "Members") voting confidentially. No Board member would be permitted to serve as a member of the Committee, other than on a temporary basis. Thus, the Proposal would remove the power of the Board to select members of the Committee and the Trustee. The Proposal also would, if implemented, prohibit the Board from amending the ESOP or otherwise changing the ESOP's governing provisions without the consent of the Committee, which would be elected by the Members, or the consent of the Members.

The Proposal concerns the operation of an employee benefit plan, and accordingly relates to matters of employee compensation. Consequently, the Proposal clearly deals with a matter within the scope of the ordinary business operations of the Company, and may properly be omitted from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(7).

The Staff has repeatedly recognized that proposals concerning the establishment, operation and termination of ESOPs deal with matters relating to the ordinary business operations of the corporation and, therefore, may be omitted from a corporation's proxy materials under Rule 14a-8(i)(7). See, e.g., *Sears, Roebuck and Co.* (March 1, 1993—two letters) (proposed selection of trustees and administrators of benefit plans including an ESOP by a committee of stockholders, a matter relating to the corporation's ordinary business operations—i.e. general compensation issues); *Walt Disney Co.* (October 26, 1999) (establishment of an ESOP, a matter relating to the corporation's ordinary business operations—i.e. general employee compensation matters); *Builders Transport, Inc.* (March 15, 1990) (rescission of issuance of shares of ESOP and request that ESOP only be funded with allocated shares, a matter relating to the corporation's ordinary business operations—i.e. the operation and funding of an employee compensation plan); *CF&I Steel Corp.* (February 2, 1990) (repurchase of shares and contribution of shares to ESOP which constitute modifications to the ESOP, a matter relating to the corporation's ordinary business operations—i.e. employee compensation); and *Lincoln National Co.* (January 26, 1981) (termination of an ESOP, a matter relating to the corporation's ordinary business operations—i.e. the continuing existence of a compensation plan for the corporation).

As the authority cited above indicates, the establishment, operation and termination of an ESOP involves employee compensation, a central part of the ordinary business operations of a corporation. The factors that determine employee compensation including the operation of an ESOP are highly complex and, accordingly, are appropriately the province of the board of directors of a corporation and its management. The activities of the Committee are directly related to employee compensation and, therefore, the Proposal, if implemented, would remove the Board from the ultimate control of compensation related decisions and would place control of such decisions in the hands of the employees. Furthermore, the Proposal, if implemented, would prevent the Board from amending or terminating the ESOP. The ability to amend or terminate the ESOP would also remove the Board from the ultimate control of compensation related decisions and would also place control of such decisions in the hands of the employees. Therefore, the Company may properly omit the Proposal form the 2004 Proxy Materials under Rule 14a-8(i)(7) because it is related to the ordinary business operations of the Company.

B. The Proposal is not a Proper Subject for Stockholder Action under the laws of the State of Delaware in Violation of Rule 14a-8(i)(1).

As explained above, the Proposal, if implemented, would remove the Board from the ultimate control of compensation related decisions and would place control of such decisions in the hands of the employees. Under Delaware law, as confirmed in our legal opinion to the Company (the "Opinion"), a copy of which is attached as Exhibit 2, the subject of the Proposal, namely employee compensation, is the responsibility of the Board not the employees of the Company. Consequently, as confirmed in the Opinion, the Proposal is not a proper subject for stockholder action and the Company may properly excluded it from the 2004 Proxy Materials under Rule 14a-8(i)(1).

When the Board decided in December 2003 that the control of the Committee should be in the hands of the independent directors of the Company, the Board, in the exercise of its business judgment, determined that such independent directors were the most qualified persons to deal with any conflicts that may arise between the interests of management, the other employees and the stockholders. The Board properly determined that the principal obligation of the Committee would be to maximize the value of assets of the ESOP. Under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Board is required to act for the sole purpose of providing retirement benefits to the participants and beneficiaries of the ESOP and, for this reason the Board, in exercising its business judgment, has determined that control of the Committee by the independent directors is the most appropriate way for the Committee to carry out this duty. Since the Proposal, which is mandatory, demands that the Company take action that would invade the province of the Board and interfere with its judgment and discretion, the Proposal may be properly omitted from the 2004 Proxy materials under Rule 14a-8(i)(1).

C. The Proposal and Supporting Statement Contain False and Misleading Statements in Violation of Rule 14a-9 and is, Therefore, in Violation of Rule 14a-8(i)(3).

The Proposal contains the following misstatement:

"To assure the independent management of any Employee Stock Ownership Plan ("ESOP") established for the benefit of the Corporation's employees, the Board of Directors shall take such actions as permitted by applicable laws to provide for the ESOP's management by an independent trustee and a governing committee selected by the ESOP's employee participants, voting confidentially."

As explained above, the Proposal will not "assure independent management" of the ESOP but will place compensation related decisions in the hands of employees who are not independent and may not act in the best interests of the stockholders of the Company. The independent directors are much more capable of assuring independent management of the ESOP than the Members. Consequently, such statement is false and misleading and it should be excluded under Rule 14a-8(i)(3) as false and misleading in violation of Rule 14a-9.

The misstatements in the Supporting Statement include:

(1) "Therefore, we propose making independent employee control of their ESOP a provision of the corporate bylaws, so employees will know that their retirement rights cannot be withdrawn or changed without their consent." For the reasons explained in the paragraph above, employees cannot be expected to act independently with respect to compensation related decisions. The ability of the Company to change or withdraw retirement rights, subject to compliance with all applicable laws, relates to the Board's right and obligation to make compensation related decisions and it is false and misleading to suggest that this right and obligation properly belongs with the employees.

(2) "If the proposal is adopted, the company's management would no longer be able to act on its own, as it did during the past year, to modify employees' ESOP rights and replace members of the ESOP's governing committee." This statement is misleading in that it suggests that the employees rights were somehow diminished in December 2003 when the ESOP was amended to provide for pass-through voting and the composition of the Committee was changed to require a majority of independent directors. The December 2003 amendments clearly enhanced the rights of employees and the independence of the Committee.

(3) "The proposed prohibition of a corporate director's service on the ESOP committee, for example, should prevent conflicts of interest that could arise if an individual is acting as a fiduciary simultaneously for the employee beneficiaries of an ESOP and for the shareholders of a corporation that loaned over $60 million to the ESOP." As explained above, the independent directors who sit on the Committee must act solely in the interests of providing retirement benefits to the participants and beneficiaries of the ESOP. Having independent directors on the Committee reduces conflicts of interest. If the employees select members of the Committee many more conflicts will arise. Consequently, this statement is false and misleading.

As a result of the above false and misleading statements, the Supporting Statement must be substantially revised before it complies with Rule 14a-8(i)(3).

Please take note that the Proponent is a large institutional investor with ample resources to have researched applicable law and drafted a proper proposal. Although the Company does not believe this Proposal and Supporting Statement can be salvaged by revisions, the Company submits that affording this Proponent any further opportunity to make a proper proposal would be inappropriate and deleterious to the efficient operation of the stockholder proposal process. See *Pacific Enterprises*, March 9, 1990, in which the Staff, without comment, declined to permit a sophisticated investor represented by counsel to cure defects in his proposal. The request for a no-action letter in *Pacific Enterprises* contains citations to a number of other no-action letters on this point.

Would you kindly advise us by fax at 213-687-5600 of your response.

Thank you for your consideration.

Respectfully submitted,

Joseph J. Giunta

EXHIBIT 1

LIME CAPITAL MANAGEMENT LLC

377 Broadway, 11th Fl., New York, NY 10013
Tel: 212.219.6061 | Fax: 212.219.6007
limecapital@limecapital.com

August 11, 2004

Via Fax and DHL

Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, CA 90502
Attention: Corporate Secretary

Dear Sir:

Lime Fund LLC, a fund managed by Lime Capital Management LLC, has owned shares of Farmer Bros. Co. (the "Company") having a market value of more than $2,000 continuously for more than a year. We intend to continue ownership of such shares through the date of the next annual meeting of stockholders. We are submitting the accompanying proposal and supporting statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in the Company's proxy statement for the next meeting of stockholders. We intend to present the proposal at the meeting, personally or through a qualified representative.

We are the beneficial owner of shares in street name. A statement from the record holder of street name shares will be furnished to you upon your request. Please let us know, at the mailing address shown on this letterhead, if you require any additional information.

Very truly yours,

LIME FUND LLC
By: Lime Capital Management LLC

Gregory E. Bylinsky, Managing Director

Attachment: Proposal and Supporting Statement

PROPOSAL: PROTECTING EMPLOYEE PENSION RIGHTS

Resolved, that it is in the interests of shareholders to assure the integrity of employee pension plans, and that Article VII of the Bylaws is therefore amended to add the following:

ESOP Governance. To assure the independent management of any Employee Stock Ownership Plan ("ESOP") established for the benefit of the Corporation's employees, the Board of Directors shall take such actions as permitted by applicable laws to provide for the ESOP's management by an independent trustee and a governing committee elected by the ESOP's employee participants, voting confidentially. No director of the Corporation may serve simultaneously as a trustee or member of the ESOP's governing committee, other than for a brief transition period approved by the Board of Directors, unless such simultaneous service is specifically required by law. The Board of Directors may not act, or permit the Corporation to act, to replace the ESOP trustee, amend the ESOP or otherwise change the ESOP's governance provisions without the consent of the ESOP governing committee elected by employees or a direct vote of the ESOP's employee participants. This section is not intended, however, to restrict actions by the Corporation to support the processes by which the ESOP's employee participants elect members of the ESOP's governing committee and determine the voting or disposition of stock held by the ESOP. This section may be amended only by the stockholders.

SUPPORTING STATEMENT

Although we questioned the motives and propriety of management's actions to establish an ESOP with what is now 19% of the company's stock, we believe that it is in the interests of all shareholders to assure the integrity of what has been promised to the company's employees.

Therefore, we propose making independent employee control of their ESOP a provision of the corporate bylaws, so employees will know that their retirement rights cannot be withdrawn or changed without their consent. If the proposal is adopted, the company's management would no longer be able to act on its own, as it did during the past year, to modify employees' ESOP rights and replace members of the ESOP's governing committee. Instead, employees' ESOP rights will be protected by their own elected representatives, and will not be subject to the whims of a future board of directors.

Protecting the employees' ESOP rights should also protect the integrity of the company's governance. The proposed prohibition of a corporate director's service on the ESOP committee, for example, should prevent conflicts of interest that could arise if an individual is acting as a fiduciary simultaneously for the employee beneficiaries of an ESOP and for the shareholders of a corporation that loaned over $60 million to the ESOP.

We hope you will agree that this proposal is fair to the company's employees and good for all its shareholders, and that you will vote for it to establish the kind of sound corporate governance demanded by employees who can make a business grow.

EXHIBIT 2

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
300 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-3144

(213) 687-5000
FAX: (213) 687-5600
http://www.skadden.com

DIRECT DIAL
(213) 687-5040
DIRECT FAX
(213) 621-5040
E-MAIL ADDRESS
JGIUNTA@SKADDEN.COM

August 25, 2004

Via Federal Express

Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, CA 90502

Re: Proposed Stockholder Resolution
Submitted By Lime Fund LLC

Gentlemen:

You have requested our opinion as to whether the stockholder proposal (the "Proposal") submitted to Farmer Bros. Co., a Delaware corporation (the "Company"), by Lime Fund LLC (the "Proponent") is a proper subject for action by the Company's stockholders under Delaware law.

In connection with your request for our opinions, you have furnished us with copies of the Proponent's letter to the Company, dated August 11, 2004, and the Proposal and supporting statement which accompanied such letter. We have also reviewed a copy of the Farmer Bros Employee Stock Ownership Plan, dated as of January 1, 2000, and the three amendments thereto (collectively, the "ESOP"), and the Employee Benefit Trust Agreement, dated as of January 1, 2000, between the Company and Wells Fargo Bank, N.A. We also have reviewed the Company's Certificate of Incorporation (the "Certificate of Incorporation"), and the Company's Bylaws (the "Bylaws"), each as currently in effect, and such other documents as we deemed necessary or appropriate as a basis for the opinion expressed herein. We have assumed the conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such documents.

The Proponent has proposed a binding stockholder resolution to amend the Bylaws with respect to governance of the ESOP. The text of the Proposal is as follows:

"Resolved, that it is in the interests of shareholders to assure the integrity of employee pension plans, and that Article VII of the Bylaws is therefore amended to add the following:

ESOP Governance. To assure the independent management of any Employee Stock Ownership Plan ("ESOP") established for the benefit of the Corporation's employees, the Board of Directors shall take such actions as permitted by applicable laws to provide for the ESOP's management by an independent trustee and a governing committee elected by the ESOP's employee participants, voting confidentially. No director of the Corporation may serve simultaneously as a trustee or member of the ESOP's governing committee, other than for a brief transition period approved by the Board of Directors, unless such simultaneous service is specifically required by law. The Board of Directors may not act, or permit the Corporation to act, to replace the ESOP trustee, amend the ESOP or otherwise change the ESOP's governance provisions without the consent of the ESOP governing committee elected by employees or a direct vote of the ESOP's employee participants. This section is not intended, however, to restrict actions by the Corporation to support the processes by which the ESOP's employee participants elect members of the ESOP's governing committee and determine the voting or disposition of stock held by the ESOP. This section may be amended only by the stockholders."

The Proposal was accompanied by a statement of the Proponent in support thereof (the "Supporting Statement"). A copy of the Proposal set forth above and the Supporting Statement are attached as Exhibit A.

Members of our firm are admitted to the bar of the State of Delaware, and we do not express any opinion as to the laws of any other jurisdiction except the laws of the State of Delaware and the federal laws of the United States.

The Proposal is Not a Proper Subject for Action by the Stockholders

In our opinion, the Proposal is not a proper subject of action by the stockholders because, if implemented, it would create a mandatory intrusion on the Company's board of directors' (the "Board") discretionary authority to manage the business and affairs of the Company by limiting the authority of the Board to determine the compensation of the Company's officers and other employees.

The Proposal, if implemented, would require the governing committee of the ESOP and the trustee of the ESOP (the "Trustee") to be elected by the employee participants (the "Members") voting confidentially. No member of the Board would be permitted to serve as a member of this committee, other than on a temporary basis. The

Proposal also would, if implemented, prohibit the Board from amending the ESOP or otherwise changing the ESOP's governing provisions without the consent of this committee (or the Members). By its terms, the Proposal would prevent the extension of the benefits of the ESOP to other employees or even the complete termination of the ESOP by the Company without the consent of this committee (or the Members). Therefore, this committee of non-Board members elected by Members of the ESOP would be able to veto actions by the Board, the members of which were elected by all stockholders.

The ESOP currently provides that a committee, the majority of which are independent directors, shall be responsible for the general administration of the ESOP and shall have discretionary authority to construe and interpret the ESOP including, but not limited to, the determination of an individual's eligibility for participation in the ESOP, the right and amount of any benefit payable under the ESOP and the date such individual ceases to be a "Member" of the ESOP. These are decisions that affect the compensation of the officers and other employees of the Company. Moreover the Company's ability to amend and/or terminate the ESOP also clearly involves decisions that affect the compensation of the officers and other employees of the Company. The Proposal, if implemented, would strip the Board of these powers and place them in the hands of a committee of non-Board members elected by Members of the ESOP, thus giving this subgroup of stockholders the power to override the will of the members of the Board who are elected by vote of all of the stockholders.

Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." The Certificate of Incorporation does not "otherwise provide," and Section 3.3 of the Bylaws, consistent with Section 141(a) of the DGCL, provides that the "business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors... ." Section 122(15) of the DGCL grants Delaware corporations the power to establish and carry out ... stock bonus ... benefit, incentive and compensation plans, trusts and provisions for any or all of its directors, officers and employees... ." This statutory authority and cases decided under Delaware law make clear that the compensation of corporate officers and employees – whether in the form of salaries, wages, pension benefits, stock options, stock bonuses or fringe benefits – are matters relating to the ordinary business of a corporation within the exclusive jurisdiction of the board of directors. *See Lieberman v Becker*, 38 Del. Ch. 540, 155 A.2d 596 (Del Ch. 1959) (whether or not a corporation should embark upon a "deferred compensation unit plan" is to be decided by the board of directors through the exercise of their business judgment); *Wyles v. Campbell*, 77 F. Supp. 343 (D. Del 1948) (stock option plan adopted in connection with an employment contract is within the ordinary business affairs of the corporation).

Since the Proposal is mandatory in nature, we believe it would, if implemented, cause the Company to contravene the DGCL because the Proposal constitutes an unlawful intrusion on the Board's discretionary authority to manage the business and affairs of the Company by limiting the authority of the Board to determine the compensation of the Company's officers and other employees. Accordingly, the Proposal does not present a proper subject for action by the Company's stockholders.

* * *

Based upon and subject to the foregoing, it is our opinion that the Proposal is not a proper subject for action by the Company's stockholders at the annual meeting of the Company's stockholders because it constitutes an unlawful intrusion on the Board's discretionary authority to manage the business and affairs of the Company by limiting the authority of the Board to determine the compensation of the Company's officers and other employees, and that a Delaware court, if presented with the question of would so conclude.

This opinion is furnished to you solely for your benefit in connection with the Proposal and, except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our express written permission. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP

LUTIN & COMPANY

575 MADISON AVENUE – 10TH FLOOR, NEW YORK, NEW YORK 10022
TELEPHONE: (212) 605-0335
FACSIMILE: (212) 605-0325

September 24, 2004

Grace K. Lee, Esquire
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Email: leeg@sec.gov

Re: Farmer Bros. Co.

Dear Ms. Lee:

The August 25, 2004 letter from Skadden Arps Slate Meagher & Flom on behalf of the management of Farmer Bros. Co. ("Company"), seeking SEC Staff concurrence with their arguments to exclude from the Company proxy statement the shareholder proposal ("Proposal") submitted by Lime Fund LLC, raises troubling questions.

The Company's representative bases all his arguments on an assertion that control of the ESOP "relates to matters of employee compensation." In fact, the Proposal provides for participating employee elections of members of the ESOP governing committee – a conventional practice presented in the "Model ESOP" published by the National Center for Employee Ownership (NCEO) – for an ESOP which, according to the Company's representations, had been established in January 2000. The committee, whether elected by employees or appointed by the Company's management, would not control the establishment of the ESOP, or its termination.[1] What the committee and employees would control is only the administration of a trust, subject to its established conditions that cannot be modified without both grantor and beneficiary approval. And that administration of a pension trust would clearly have nothing to do with management decisions relating to employee compensation.

The statements made by the Company's attorney in support of his argument suggest a need to examine the Company's past representations of the ESOP and its transactions. The Company's management seems to view the ESOP pension assets as being under their control, rather than as assets which have been conveyed to a trust for the benefit of others. Especially in the context of concerns that have been expressed by

---

[1] The Company's representative failed to note that termination of the ESOP is specifically reserved for management authority in the existing plan agreement, which would not be changed by the Proposal.

the Company's shareholders, about violations of the Investment Company Act and about the use of the ESOP to secure votes for management's entrenchment, we must ask whether the reported ESOP transactions were genuine.

Under these circumstances, it is suggested that the Company be asked to clarify its position. If they confirm the August 25, 2004 letter's apparent position that management effectively controls the assets which the Company had reported as having been transferred to an ESOP trust, we would ask the SEC to take appropriate actions to protect the interests of the Company's public shareholders as well as the employees who had been misled to believe they were shareholders. If, alternatively, they state that the Company has genuinely conveyed assets to the ESOP trust as reported, we would ask the SEC to require inclusion of the Proposal in the Company's proxy statement for voting at the annual meeting of shareholders.

Please let me know by email (gl@shareholderforum.com) or telephone (212-605-0335) what additional information you may find useful.

Sincerely,

Gary Lutin

cc: Mr. Gregory E. Bylinsky (greg.bylinsky@limecapital.com)
Joseph J. Giunta, Esquire (jgiunta@skadden.com)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
300 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-3144

(213) 687-5000
FAX: (213) 687-5600
http://www.skadden.com

DIRECT DIAL
(213) 687-5040
DIRECT FAX
(213) 621-5040
E-MAIL ADDRESS
JGIUNTA@SKADDEN.COM

September 29, 2004

VIA FACSIMILE AND EMAIL

Grace K. Lee, Esq.
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Farmer Bros. Co. (the "Company")
Stockholder Proposal of
Lime Fund LLC (the "Proposal")
Response to Lutin & Company September 24, 2004 Letter

Dear Ms. Lee:

On September 24, 2004, we received by electronic mail a copy of a letter from Lutin & Company on behalf of Lime Fund LLC (collectively, the "Proponent") to the Staff dated September 24, 2004 (the "Stockholder Response"). The Stockholder Response was in response to the Company's letter to the Division of Corporation Finance, dated August 25, 2004 (the "Company Letter"). This letter is in response to the Stockholder Response. Terms not otherwise defined herein shall have the meanings ascribed to them in the Company Letter.

Pursuant to Rule 14a-8(j), we will hand deliver an original and six (6) copies of this letter on September 30, 2004. As required by Rule 14a-8(j), a copy of this letter is being mailed on this date to the Proponent.

The clear implication from Mr. Lutin's statements and allegations in the Stockholder Response is that the ESOP is a sham and not in the employees' best interests. Such statements and allegations of Mr. Lutin are clearly false and misleading and potentially defamatory.

The ESOP was established for the benefit of the employees. The ESOP was formed in compliance with ERISA and has always been maintained in compliance with ERISA. The ESOP is not controlled by management but is in fact governed by a committee, the majority of which are independent directors of the Company, and an independent trustee selected by the board of directors of the Company. Such governance is proper under ERISA, and to suggest otherwise is false and misleading.

The Stockholder Response failed to address in any meaningful way the principal legal reasons stated in the Company Letter for omitting the Proposal from the 2004 Proxy Materials, namely that the Committee is involved in employee compensation related decisions that are matters relating to the ordinary business operations of the Company. Moreover, Mr. Lutin states in the Stockholder Response that the Committee elected by employees: "...would not control the establishment of the ESOP, or its termination. What the [C]ommittee and employees would control is only the administration of a trust, subject to its established conditions that cannot be modified without both grantor and beneficiary approval." In fact the Proposal says the following: "The Board of Directors may not act, or permit the Corporation to act, to ... amend the ESOP... ." The Supporting Statement says: "Therefore, we propose making independent employee control of their ESOP a provision of the corporate bylaws, so employees will know that their retirement rights cannot be withdrawn or changed without their consent." It is clear from the Proposal and the Supporting Statement that the Proposal is intended to put compensation based decisions in the hands of the employees.

We also note that the Stockholder Response is not timely having been delivered one month after the Company Letter. On behalf of the Company, we respectfully request that the Staff concur in our view that the Proposal and Supporting Statement submitted by Lime Capital LLC are excludable on the bases set forth in the Company Letter.

If you have any questions or require any other information, please do not hesitate to contact me by telephone at (213) 687-5040 or by email at jgiunta@skadden.com. Thank you for your consideration.

Respectfully submitted,

Joseph J. Giunta

Joseph J. Giunta

JJG:C

LUTIN & COMPANY

575 MADISON AVENUE – 10TH FLOOR, NEW YORK, NEW YORK 10022
TELEPHONE: (212) 605-0335
FACSIMILE: (212) 605-0325

September 30, 2004

Grace K. Lee, Esquire
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Email: leeg@sec.gov

Re: Farmer Bros. Co.

Dear Ms. Lee:

The September 29, 2004 letter from Skadden Arps Slate Meagher & Flom on behalf of the management of Farmer Bros. Co. ("Company") states that it responds to my September 24th letter, but does not directly answer the essential question I had raised: whether the Company's management continues to exercise effective control of the assets which they had reported as having been transferred to an ESOP trust for the benefit of employees.

In an apparent effort to divert attention from this question, the letter makes unsupported assertions about "false and misleading" implications and presents new arguments which suggest that the author is unfamiliar with both the Company's ESOP and with the general concept of an ESOP – or that he assumes the reader will be unfamiliar. These assertions and arguments, even if there were some basis for them, are irrelevant, since it has been established that the Proposal's provisions for employee elections of an ESOP governing "committee" are actually an accepted practice.

The Company's representative does, however, provide an indirect indication of management's position relating to their control of the assets reportedly transferred to the ESOP. His letter makes it clear that management's purpose in blocking the Proposal is to retain control of those assets.

This apparent management position reinforces my September 24th letter's suggestion of a need for SEC investigation of the possible securities law violations. As you may know, a December 23, 2003 federal court opinion in a Farmer Bros. shareholder action stated that investors do not have standing to enforce the potentially applicable laws themselves and must instead rely on the SEC to protect their rights. I am therefore sending a copy of this letter to Mr. Petillon, the Branch Chief of Enforcement for the SEC

Pacific Regional Office, to inform him of this new development relating to the Farmer Bros. issues with which he is familiar.

Regarding the right of shareholders to vote on the Proposal, it is hoped that you will require its inclusion in the Company's proxy statement. Whether a trust has been genuinely established or will be established by corrective action, the promised employee benefits of an ESOP are viewed as important to the Company's value by many of its shareholders who have expressed support of the Proposal. There is no real reason why they should not be allowed to vote on conventional provisions to secure those benefits.

Again, I encourage you to let me know by email (gl@shareholderforum.com) or telephone (212-605-0335) if you want any additional information, and I thank you for your continuing attention to the interests of Farmer Bros. shareholders.

Sincerely,

Gary Lutin

cc: Mr. Gregory E. Bylinsky (greg.bylinsky@limecapital.com)
Joseph J. Giunta, Esquire (jgiunta@skadden.com)
Andrew Petillon, Esquire (petillona@sec.gov)

**DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 4, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Farmer Bros. Co.
Incoming letter dated August 25, 2004

The proposal would amend Farmer Bros.' bylaws to provide for the management of its Employee Stock Ownership Plan by an independent trustee and a governing committee elected by the ESOP's employee participants.

There appears to be some basis for your view that Farmer Bros. may exclude the proposal under rule 14a-8(i)(7), as relating to Farmer Bros.' ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Farmer Bros. omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Farmer Bros. relies.

Sincerely,

Mark F. Vilardo
Special Counsel